EXHIBIT 99.2

Press Release Dated February 9, 2010

Suncor Energy agrees to sell non-core assets in northeast B.C. to Progress
Energy Resources Corp.

News Release

FOR IMMEDIATE RELEASE

Suncor Energy agrees to sell non-core assets in northeast B.C. to Progress Energy Resources Corp.

(All financial figures are approximate and in Canadian dollars unless otherwise noted.)

Calgary, Alberta (February 9, 2010) — Suncor Energy has reached an agreement with Progress Energy Resources Corp. to sell certain natural gas properties for approximately $390 million. Current production on these lands is approximately 43.8 million cubic feet equivalent per day (mmcfe/d).

The sale includes properties known as Jedney, Beg and Blueberry, which are located in British Columbia about 125 kilometres northwest of Fort St. John.

The sale is expected to close at the end of the first quarter and is subject to closing conditions and regulatory approvals typical of transactions of this nature.

As part of its strategic business alignment, Suncor plans to divest of a number of non-core assets. The proposed divestments include certain natural gas assets in Western Canada and the United States Rockies, all Trinidad and Tobago assets and certain non-core North Sea assets, including all assets in The Netherlands.

To date, including the U.S. Rockies assets and the assets announced today, Suncor has reached agreements to dispose of assets for aggregate consideration of approximately $907 million.

This news release contains forward-looking statements, including estimated production; potential future divestitures; and the anticipated timing and closing of the sale transaction. Assumptions are based on management’s experience and perception of historical trends, current conditions, anticipated future developments and other factors related to Suncor’s business. Readers are cautioned that actual results could differ materially from those expressed or implied and the impact of events, risks and uncertainties discussed in Suncor’s most recent earnings release, current annual information form/form 40-F, annual report to shareholders and other documents filed with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission (SEC) at www.sec.gov.

Production estimate includes natural gas liquids (NGL) and crude oil converted into mmcf equivalent at a ratio of one barrel of NGL/crude oil: six thousand cubic feet of natural gas. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This mmcf equivalent may be misleading, particularly if used in isolation.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand — a proud National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

Suncor Energy Inc.

P.O. Box 38, 112 4 Avenue S.W., Calgary, Alberta T2P 2V5
Website: www.suncor.com

For more information:

Media inquiries:	Kelli Stevens 403-296-3031
Investor inquiries:	Helen Kelly 403-693-2048